Michael Fay                                                     February 3, 2006
Accounting Branch Chief
United States Security and Exchange Commission CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561


         RE:      John Wiley & Sons Inc.
                  Form 10-K; For The Year Ended April 30, 2005
                  File Number: 001-11507



Dear Mr. Fay:


This letter sets forth the responses of John Wiley & Sons Inc. (the "Company" or "JWS") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated January 24, 2006.


Management acknowledges that (a) we are responsible for the adequacy and accuracy of the disclosures in the filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.




The Company's responses, set forth below, correspond to the comments as numbered in the staff's letter.


Form 10-K For the Year Ended April 30, 2005
-------------------------------------------


Notes to Consolidated Financial Statements (1)
----------------------------------------------


Please explain why some acquired publication rights are not amortized while others are. The response should include how the Company differentiates between those that are and are not amortized and the significant characteristics considered in the determination.


Background
----------
JWS is a global publisher of print and electronic products. The Company publishes nonfiction professional and consumer books; scientific, technical and medical journals, encyclopedias, books and online products; and textbooks and educational materials. Business growth comes from a combination of title, imprint and business acquisitions which complement the Company's existing publications or disciplines; from the development of new products and services; from designing and implementing new methods of delivering products to our customers; and from organic growth of existing brands and titles.

The value of an acquired publication right comes from the quality and reliability of the data previously published and customer recognition within the discipline or "field of study". The finance, business operations and the acquisition functions of JWS (collectively, "management") review the attributes of the Company's acquisitions to assess the estimated useful life. The Company from time-to-time consults with outside experts to assist in the determination of the estimated useful life of acquired intellectual property.


Assessment Process
------------------
The distinction between acquired publishing rights (APR) that are amortizable and those APR that are not is based upon management's evaluation of whether the APR has a determinable life as defined in paragraph 11 of SFAS 142. The most significant factors in determining the life of an APR are (a) the history and strength of the brands and (b) the criteria described in section "c." below. Acquired publishing rights that have an indefinite life are typically characterized by intellectual property with a long and well-established revenue and cash flow stream resulting from strong and well-established imprint / brand recognition in the market.


For example, the Company acquired direct ownership of all the publication rights associated with VCH Publishing Group (VCH) in Weinheim, Germany in 1996. VCH consisted of three major imprints, which published over 70 journals in chemistry, life sciences, technology, civil engineering, architecture, physics and mathematics. Upon the adoption of FAS 142 in May 2002, the Company assessed the expected useful life of all its previously acquired publication rights. About 70% of the acquired VCH journal revenue was derived from publications and imprints that were more than 25 years old, with several in existence for as long as 100 years. Consequently, management determined in 2002 that given the long and stable operating history of these well-established and highly-regarded journal brands, an identifiable economic life could not be established with reasonable certainty and therefore the publication rights acquired were determined to be of "indefinite life".


The indefinite life assessment is reassessed periodically and continues to be supported by subsequent financial history. For fiscal year ending April 30, 2005, VCH accounted for $91 million of the Company's total reported $120 million of "acquired publishing rights not subject to amortization" book value. [*****************************]

In addition to the primary factors mentioned above, the Company's management also assesses each of the criteria of paragraph 11 of SFAS 142 as described below:



a. The expected use of the asset by the entity.
The Company evaluates its long-term strategy for future publication or imprint development of the acquired intellectual property and how it fits with similar Company- owned publications. This strategy considers the Company's synergies with existing resources, disciplines, publications and business relationships along with the competitive strength of the acquired intellectual property.


b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.
A comparison is made of the expected useful life of the APR to previously acquired rights within the Company's intellectual property disciplines and product lines.


c. Any legal, regulatory, or contractual provisions that may limit the useful life.
Consideration is given to whether the selling party owns the titles or, alternatively, whether the ownership is contractually limited by a third party agreement. For example, in some acquisitions the selling party owns a limited contractual right to publish or use the imprint over a finite period of time. In other acquisitions, JWS may negotiate a contractual right directly with the owner of the intellectual property to publish a periodical or use an imprint for a term subject to renegotiation. The Company also considers copyright and trademark lives in determining expected useful life.


d. Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modification of the existing terms and conditions)
In considering legal, regulatory or contractual provisions, the Company reviews the probability and history of renewals and extensions. Consideration is given to whether renewals and extensions can be accomplished without material modification to existing terms.


e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative actions that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

     o In estimating the expected life of acquired publication rights, the company gives significant consideration to the historical longevity of the existing acquired publications and imprint. The historical lives of the majority the Company's intellectual property that are identified as "indefinite life intangible assets" range from 25 years to 100 years old.

     o The market or customer that the publications are intended for is considered in determining the longevity of the APR. For instance, publications which appeal to academic, corporate and government libraries that serve scientists, researchers, clinicians, students and professors are considered by the Company to have a longer life than publications which are of general consumer interest.


     o An evaluation of the competitive strength of the publications and imprints acquired is performed and supported by trends of historical and recent growth. The measures of this competitive strength are circulation, sales and citation statistics and other criteria, which demonstrate customer recognition and demand for the publication contents.


     o In addition to the historical longevity of the imprint and publications, the Company assesses the anticipated longevity or stability of the discipline or "field of study" to which the publishing right is related to. For instance a journal/periodical publication covering research in the areas of arthritis and rheumatism or a journal such as the Journal of Cancer would be considered as a longer-lived intangible asset as opposed to a publication covering the latest technological changes in software programming or management techniques. Availability or unavailability of other authoritative literature within the discipline is also considered.


     o Other economic factors which may influence the Company determination of the life of the publication rights include anticipated changes in distribution methods that may affect the delivery of the product (i.e. print and/or electronic) and whether these changes will affect JWS's identified competitive advantages.



f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).
The cost of maintaining expected future cash flows from the acquired intellectual property is typically minimal. The Company's past strategic plans and actual results support this assumption.


Summary
-------
The most significant factors considered by the Company in determining the life of an acquired publishing right is the established longevity of the intellectual property, combined with the strength and the expected future sustainability of cash flows. Acquired assets of the type we ultimately identify as "indefinite life" typically have had a very long operating history and there is reasonable expectation, in consideration of the factors noted above, that it will continue to perform financially in a similar manner indefinitely. These factors, along with the attributes described above, provide the basis for determining the estimated useful life used by the Company for acquired publication rights.

For each reporting period the Company evaluates the remaining useful life of all intangible assets, including those with indefinite lives that are not amortized, to determine whether events and circumstances continue to support their remaining associated useful lives. In management's opinion, as of fiscal year end 2005 there were no factors that the Company was aware of or could foresee that caused us to change our assessment.







Schedule II (2)
---------------

Please explain to us the reason for the decrease in the amount of sales returns charged to costs and expenses during 2005, as compared to 2004. In addition, provide us with an analysis that shows how both the amount charged to expense and the end of period allowances were determined for each of the periods presented in the schedule.


Background
----------
The Company sells books, subscriptions to electronic and print products and rights to its intellectual property through multiple channels including major retail chains, online retailers, independent bookstores, libraries and library consortia, college bookstores, warehouse clubs, corporations, and direct consumer sales. The Company provides for expected returns of the books it sells through all channels pursuant to SFAS 48.


Methodology
-----------
The process that the Company uses to determine its sales returns reserve requirement and the related provision, which is charged against revenues, is based on applying an estimated return rate to current year sales. This rate is based upon an analysis of actual historical return experience in the various markets and geographic regions in which the Company does business. The Company collects, maintains and analyzes significant amounts of returns data for large volumes of homogeneous transactions. All available data is utilized to identify the returns by market and fiscal year. This enables management to track the returns in detail and identify and react to trends occurring in the marketplace, with the objective of making the most informed judgments possible in setting reserve rates. This allows the Company to make reasonable estimates of the amount of future returns.


Each U.S. and international operating unit utilizes a methodology based on historical actual returns, but computes its provision and reserve requirement independently to recognize the unique factors that are occurring in the business environments of each particular U.S. and international region. The majority of the consolidated provision and reserve for returns is recorded in the U.S.
operating units of JWS. This is because sales of books in the US represent approximately 78% of total JWS book sales and 86% of the reserve for returns.

The rate applied to current year sales in the U.S is based on the most recently completed full year sales return experience. Management reviews the historical returns provision rate against recent trends and may make an adjustment to the historical-based rate, if it is determined that factors that contributed towards this return rate are expected to change or new information is made available. This assessment occurs throughout the fiscal year as returns are received.


Fiscal Year 2005 and 2004 Comparison
-----------------------------------
For the fiscal year ending April 30, 2005, the provision charged against revenue was $101,030,000 compared to $107,956,000 during the fiscal year ending April 30, 2004. The Company's U. S. Professional/ Trade and U.S. Higher Education segments contributed to the majority of the decrease in sales returns charged. The decrease resulted from lower returns on prior year sales, which resulted in a lower anticipated rate of returns on fiscal year 2005 sales and lower fiscal year 2005 book sales volume. See Table 1 for analysis of the factors resulting in the decrease in the provision charged in fiscal 2005 vs. fiscal 2004.


A number of business performance, market factors and company-driven initiates have contributed to the lower return experience in fiscal year 2005. While it is difficult to quantify any one particular item, below is a list of market factors and Company initiatives that management believes contributed to the decline:


Book sales business performance and product mix:
     o Overall book sales declined in the U.S. from fiscal year 2004 to fiscal year 2005 resulting in a lower provision due to lower sales. The decrease in book sales was primarily driven by lower volume in the company's U.S. Higher Education business during fiscal 2005 vs. 2004. See the company's Management Discussion and Analysis included in the April 30, 2005 Form 10-K for further discussion of the performance of the U.S. Higher Education business during fiscal 2005. See Table 1 variance analysis.


     o The company's mix of product sales has changed resulting in a lower return rate. Returns from the Company's US Higher Education outlets as a percent of sales historically have exceeded US Professional/Trade outlets by approximately seven percentage points. In addition to the overall decline in sales noted above, the lower US Higher Education sales as a percentage of total sales reserved contributed to a decline. See Table 1 variance analysis.


Market factors:
     o The Company's major retail suppliers continue to reduce their quantities of inventory on hand, resulting in fewer returns. This is a positive industry trend that we have experienced over time as a result of improving efficiency through the increasing use of software technology for inventory management. [*******************************************************************]

     o The Company's customer base has been gradually shifting to purchasing more through online channels, which require less on-hand inventory and therefore, lower returns. Also, the sophistication and accuracy of customer ordering systems have allowed customers to become more confident in ordering "just in time."


Company Initiatives:
     o    The  Company   initiated   an  internal   inventory   program   called
          "smartstock" [******************************].


     o    The  Company's  sales groups have made a concerted  effort to evaluate
          customer   orders,   both   in   terms   of   quantity   and   titles.
          [**********************************].


     o The Company sales plan now allow for some negotiated sales contracts, [**********************************].




Attached Table 2 provides an analysis that shows how both the amount charged against revenue and the end of period allowances were determined for each of the periods presented in the schedule. Please note that Tables 1 and 2 primarily include data from the U.S. operations, as that is where the majority of the sales return activity for the consolidated entity occurs.



If you have any further questions please do not hesitate to contact me.





Sincerely,

/s/ Ellis E. Cousens
Executive Vice President and
Chief Financial Officer

John Wiley and Sons, Inc.
January 24, 2006 SEC Comment Letter Response
($ in 000's)


Table 1
-------
Analysis of Decline in Sales Return Provision from Fiscal 2005 vs. 2004

Sales Returns Charged Against Revenue
-------------------------------------
Fiscal Year 2004                                                      $ 107,956
Fiscal Year 2005                                                        101,030
                                                                      ----------
Increase (Decrease)                                                    $ (6,926)
                                                                      ==========


Geographic Detail
-----------------
United States                                                          $ (7,729)
International                                                                803
                                                                      ----------
Consolidated                                                           $ (6,926)
                                                                      ==========


Calculation of U.S. Expense
---------------------------
                                                                         FY 05          FY 04          Incr (decr)
                                                                       -------------------------------------------
U.S. Gross book sales                                                  $614,699       $625,782        $ (11,083)
Estimated rate of returns                                                23.00%         24.23%           -1.23%
Gross provision charged                                                $141,381       $151,627        $ (10,246)
Less : Cost of Sales                                                    (43,517)       (46,034)           2,517
                                                                       -------------------------------------------
Net provision charged                                                   $97,864       $105,593         $ (7,729)
                                                                       -------------------------------------------


Variance Analysis
-----------------
Lower sales impact                                                                                     $ (2,033)
Lower rate impact due to lower historical returns                                                        (5,400)
Lower rate due to mix of sales between Professional/Trade                                                  (296)
              vs. Higher Education
                                                                                                    -------------
                                                                                                       $ (7,729)
                                                                                                    -------------


a) - Value of royalties which will not be paid on returned inventory and salable inventory re-stocked due to returns.

John Wiley and Sons, Inc.
January 24, 2006 SEC Comment Letter Response
($ in 000's)


Table 2
-------
Analysis of the Determination of the Provision and Reserve for Sales Returns for fiscal years ending April 30, 2005, 2004 and 2003

Sales Return Reserve
--------------------
                                                                         FY 05           FY 04           FY 03
                                                                     ----------------------------------------------
United States                                                          $ 47,173        $ 55,339        $ 57,574
International                                                             9,488           8,413           7,556
                                                                     ----------------------------------------------
Consolidated per Schedule ll                                           $ 56,661        $ 63,752        $ 65,130
                                                                     ==============================================

Sales Return Provision
----------------------
                                                                         FY 05           FY 04           FY 03
                                                                     ----------------------------------------------
United States                                                          $ 97,864       $ 105,593       $ 103,048
International                                                             3,166           2,363           2,356
                                                                     ----------------------------------------------
Consolidated per Schedule ll                                          $ 101,030       $ 107,956       $ 105,404
                                                                     ==============================================


United States Data and Computations
-------------------------------------------------------------------------------------------------------------------

Provision and Reserve Calculation:
----------------------------------
                                                                         FY 05           FY 04           FY 03
                                                                     ----------------------------------------------
U.S. Gross book sales                                                 $ 614,699       $ 625,782       $ 608,991
Estimated rate of returns                                                23.00%          24.23%          24.95%
Gross provision charged                                                 141,381         151,627         151,943
Less : Cost of Sales (a)                                                (43,517)        (46,034)        (48,895)
                                                                     ----------------------------------------------
Net provision charged                                                  $ 97,864       $ 105,593       $ 103,048
Less : Net returns on current year sales                                 50,691          50,254          45,474
                                                                     ----------------------------------------------
                                                                     ----------------------------------------------
Net Reserve required at April 30                                       $ 47,173        $ 55,339        $ 57,574
                                                                     ==============================================


Sales Return Reserve Rollforward
--------------------------------
                                                                         FY 05           FY 04           FY 03
                                                                     ----------------------------------------------
Opening Reserve, Net                                                   $ 55,339        $ 57,574        $ 62,310
Net provision charged                                                    97,864         105,593         103,048
Reserve available                                                       153,203         163,167         165,358
Less : Net sales returns on current and prior year sales                (96,957)       (102,305)       (103,579)
Deductions from prior year reserve (b)                                   (9,073)         (5,523)         (4,205)
                                                                     ----------------------------------------------
Ending Reserve,Net                                                     $ 47,173        $ 55,339        $ 57,574
                                                                     ==============================================


(a) - Value of royalties which will not be paid on returned inventory and salable inventory re-stocked due to returns.

(b) - Adjustments made to prior year reserve based upon actual returns of prior year's sales.